SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MDC Partners Inc.
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(Name of Issuer)

Class A Subordinate Voting Shares
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(Title of Class of Securities)

552697104
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(CUSIP Number)

February 6, 2006
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]	Rule 13d-1(b)

☒ Rule 13d-1(c)

[ ]	Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 (Continued on following page(s))
Page 1 of 5 Pages

CUSIP NO. 552697104	13G	Page 2 of 5 Pages
1) Names of Reporting persons: Canadian Imperial Bank of Commerce I.R.S. Identification Nos. of Above Persons (entities only): 13-1942440
2) Check the appropriate Box if a Member of a Group (See Instructions) (a) (b)
3) SEC Use Only
4) Citizenship of Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 235,342
(6) Shared Voting Power: -0-
(7) Sole Dispositive Power: 235,342
(8) Shared Dispositive Power: -0-
9) Aggregate Amount Beneficially Owned by Each Reporting Person: 235,342
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions):
11) Percent of Class Represented by Amount in Row 9: 0.99
12) Type of Reporting Person (See Instruction): CO

CUSIP NO.	13G	Page 3 of 5 Pages

Item 1(a):	Name of Issuer:

MDC Partners Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices:

45 Hazelton Avenue

Toronto, Ontario M5R 2E3

Canada

Item 2(a):	Name of Person Filing:

Canadian Imperial Bank Commerce

Item 2(b):	Address of Principal Business Office or, if none, Residence:

199 Bay Street

Toronto, Ontario M5L 1A2

Canada

Item 2(c):	Citizenship:

Canada

Item 2(d):	Title of Class of Securities:

Class A Subordinate Voting Shares

Item 2(e):	CUSIP Number:

552697104

Item 3:	Not applicable
Item 4(a):	Amount Beneficially Owned:

235,342

Item 4(b):	Percent of Class:

0.99

CUSIP NO. 552697104	13G	Page 4 of 5 Pages

Item 4(c):	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote:

235,342

(ii)	Shared power to vote or direct the vote:

-0-

(iii)	Sole power to dispose or direct the disposition of:

235,342

(iv)	Shared power to dispose or direct the disposition of:

-0-

Item 5:

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

Not applicable

Item 10:	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 552697104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2006	CANADIAN IMPERIAL BANK OF COMMERCE
By: /s/ Antonio Molestina__
Name: Antonio Molestina Title: Senior Vice President General Counsel (International)